UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 28, 2020

IAC/INTERACTIVECORP

(Exact name of registrant as specified in charter)

Delaware	0-20570	59-2712887
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

555 West 18th Street, New York, NY	10011
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 314-7300

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	IAC	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On April 28, 2020, IAC/InterActiveCorp (“IAC” or the “Company”), Match Group, Inc. (“Match”), IAC Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of IAC (“New IAC”), and Valentine Merger Sub LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of IAC (“New Match Merger Sub”), entered into a letter agreement (the “Amendment”) amending the Transaction Agreement, dated as of December 19, 2019, by and among IAC, Match, New IAC and New Match Merger Sub (the “Transaction Agreement”). Subject to the terms and conditions set forth in the Transaction Agreement, the businesses of Match will be separated from the remaining businesses of IAC through a series of transactions (the “Transactions”) that will result in the pre-transaction stockholders of IAC owning shares in two, separate public companies: (1) IAC, which will be re-named “Match Group, Inc.” (referred to in this report as “New Match”) and which will own the businesses of Match and certain IAC financing subsidiaries, and (2) New IAC, which will be re-named “IAC/InterActiveCorp” and which will own IAC’s other businesses. IAC is currently the indirect owner of a majority equity stake in Match.

The Amendment revises the method of calculating the $1.5 billion limitation on the size of the IAC Class M Equity Offering (as defined in the Transaction Agreement) that may be consummated by IAC in connection with the Transactions to provide for the calculation of such limit by reference to the closing price of Match common stock on the NASDAQ on the date that IAC may enter into any sale or commitment to sell shares pursuant to the IAC Class M Equity Offering, reduced by $3.00 per share.

The Amendment also provides that (i) there will be ten members of the board of directors of New Match immediately following the consummation of the Transactions and (ii) if any of the three individuals designated by IAC, with the reasonable consent of the separation committee of the Match board of directors, as an independent director to the New Match board is appointed to the Match board prior to the consummation of the Transactions, then the number of additional independent directors to be designated by IAC to the New Match board upon consummation of the Transactions will be correspondingly reduced.

Except as modified by the Amendment, the terms of the Transaction Agreement in the form filed by IAC as Exhibit 2.1 to the Current Report on Form 8-K filed by IAC with the U.S. Securities and Exchange Commission on December 20, 2019 are unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Item 8.01 Other Events

The recent outbreak of the coronavirus (COVID-19), which has been declared a “pandemic” by the World Health Organization, has caused a widespread global health crisis, and governments in affected regions have implemented measures designed to curb the spread of the virus. These measures have resulted in significant social disruption and have had, and are likely to continue to have, an adverse impact on economic conditions generally, and have impacted the Company's businesses. Given these impacts and the continuing uncertainty, predicting the rest of the year at this point is premature and the Company is withdrawing its prior full year 2020 outlook.

In connection with the first quarter close of the Company's books, which is still ongoing, the Company considered whether the effects of the COVID-19 global pandemic were an indicator of possible impairment for its assets. Following this review, the Company determined the fair value, as of March 31, 2020, of those assets for which the COVID-19 global pandemic was deemed to be an indicator of possible impairment and identified the following impairments:

•	a $212.0 million impairment related to the goodwill of its Desktop business, the results of which are reported in its Applications financial reporting segment;

•	a $21.4 million impairment related to the indefinite lived intangible assets of its Desktop business;

•	a $4.6 million impairment related to an indefinite lived intangible asset of its Match Group business;

•	a $51.5 million impairment related to its portfolio of equity securities without readily determinable fair values; and

•	an $7.5 million impairment related to notes receivable and warrants related to certain investees.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed transaction involving IAC, New IAC and Match. In connection with the proposed transaction, IAC and New IAC have filed with the Securities and Exchange Commission (the “SEC”) a joint registration statement on Form S-4 (the “Form S-4”) that includes a preliminary joint proxy statement of IAC and Match, and IAC, New IAC and Match may file one or more other documents with the SEC. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, each of IAC and Match will deliver the definitive joint proxy statement to their shareholders as required by applicable law. This communication is not a substitute for any proxy statement or any other document that may be filed with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF IAC AND MATCH ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC’s website at www.iac.com. Copies of documents filed with the SEC by Match (when they become available) may also be obtained free of charge on Match’s website at www.mtch.com.

Participants in the Solicitation

IAC and Match and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the proposed transaction under the rules of the SEC. Information about IAC’s directors and executive officers is available in IAC’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 28, 2020, and IAC’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Information about Match’s directors and executive officers is available in Match’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019 and Match’s definitive proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 30, 2019. Additional information regarding participants in the proxy solicitations and a description of their direct and indirect interests will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to IAC’s and Match’s anticipated financial performance, objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that IAC and Match intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by IAC’s and Match’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. IAC and Match undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the proxy statement/prospectus and other reports that IAC and Match have filed with the SEC; competition; Match’s ability to maintain user rates on its higher-monetizing dating products; the companies’ ability to attract users to their products and services through cost-effective marketing and related efforts; changes in the companies’ relationship with (or policies implemented by) Google; foreign currency exchange rate fluctuations; the companies’ ability to distribute their products through third parties and offset related fees; the integrity and scalability of the companies’ systems and infrastructure (and those of third parties) and the companies’ ability to adapt their systems and infrastructure to changes in a timely and cost-effective manner; the companies’ ability to protect their systems from cyberattacks and to protect personal and confidential user information; risks relating to certain of the companies’ international operations and acquisitions; the impact of the outbreak of the COVID-19 coronavirus, or any subsequent or similar epidemic or pandemic; the risks inherent in separating Match from IAC, including uncertainties related to, among other things, the costs and expected benefits of the proposed transaction, the calculation of, and factors that may impact the calculation of, the exchange ratio at which shares of IAC capital stock will be converted into the right to receive new shares of the post-separation Match Group in connection with the transaction, the expected timing of the transaction or whether it will be completed, whether the conditions to the transaction can be satisfied or any event, change or other circumstance occurs that could give rise to the termination of the transaction agreement (including the failure to receive any required approvals from the stockholders of IAC and Match or any required regulatory approvals), any litigation arising out of or relating to the proposed transaction, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of IAC and Match; and other circumstances beyond IAC’s and Match’s control. You should not place undue reliance on these forward-looking statements. For more details on factors that could affect these expectations, please see IAC’s and Match’s filings with the SEC, including, once filed, the proxy statement/prospectus.

Item 9.01. Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description of Exhibit
2.1	Amendment, dated as of April 28, 2020, to the Transaction Agreement, dated as of December 19, 2019, by and among IAC/InterActiveCorp, Match Group, Inc., IAC Holdings, Inc. and Valentine Merger Sub LLC.

104	Cover Page lnteractive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAC/InterActiveCorp

By:	/s/ Gregg Winiarski
Name:	Gregg Winiarski
Title:	Executive Vice President,
General Counsel & Secretary

Date: April 28, 2020

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